Filed by Southside Bancshares, Inc. and OmniAmerican Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: OmniAmerican Bancorp, Inc.
Commission File No.: 001-34605

Commission File No. for Related Registration Statement: 333-196817

QUESTIONS AND ANSWERS REGARDING
TREATMENT OF OMNIAMERICAN BANK EMPLOYEE STOCK OWNERSHIP PLAN IN THE MERGER

As described in a press release dated April 29, 2014, OmniAmerican Bancorp, Inc. (“OmniAmerican”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Southside Bancshares, Inc. (“Southside”) and Omega Merger Sub, Inc. (a wholly-owned subsidiary of Southside), dated as of April 28, 2014, pursuant to which, if the transaction is completed, OmniAmerican will ultimately merge with and into Southside (the “Merger”), with Southside continuing as the surviving corporation. The completion of the Merger is subject to the satisfaction of a number of conditions, including receipt of regulatory approval. If the Merger is completed, all shares of OmniAmerican’s common stock, including those shares held in the OmniAmerican Bank Employee Stock Ownership Plan (the “ESOP”), will be exchanged for cash and shares of Southside’s common stock. Additionally, in connection with the Merger, the ESOP will be terminated. Once the ESOP termination is approved by the IRS, you will be eligible to receive a distribution of your ESOP account as a result of the ESOP termination.

This Q&A is intended to provide some basic information on how the ESOP works, what will happen to the ESOP as a result of the Merger, and your account distribution options available as a result of the ESOP termination.

Please note that the potential timing for completion of the Merger cannot be determined with certainty at this time.  More information on the Merger (including any publicly filed information) will be posted on http://www.omniamericanbancorp.com as such information becomes available.

ESOP QUESTIONS & ANSWERS

What is an ESOP?
An ESOP is a retirement plan designed to invest primarily in shares of employer common stock. As previously discussed, if the Merger is completed, your shares of OmniAmerican stock will be exchanged for cash and shares of Southside common stock. An ESOP is a type of retirement plan that buys part of a company on behalf of eligible employees. The ESOP holds the company stock in individual accounts that are set up for each eligible participant. Amounts in your ESOP account are funded solely by OmniAmerican. Participants receive the value of their accounts after they retire or leave the company, according to the rules that are explained in more detail in the ESOP legal documents.

What is “vesting”? What are “vesting” rules for the ESOP?
Once shares are allocated to your account, you have to earn the right to keep them. This right is called “vesting”. Normally, you have to complete six years of employment to become fully vested in your ESOP account. However, as a result of the ESOP’s termination, upon completion of the Merger, all participants automatically shall become 100% vested in their ESOP accounts.

What does it mean that the ESOP will be terminated, and how will that effect my account?
Shortly before the effective time of the Merger, OmniAmerican will approve the termination of the ESOP. Once the ESOP is terminated, no new employees can begin participating in the ESOP and no additional contributions will be made to the ESOP (other than contributions relating to the services performed by you prior to the date the ESOP terminates). In addition, you will not be able to receive a distribution from the ESOP until after the ESOP receives a favorable determination letter from the Internal Revenue Service regarding qualification of the ESOP on its termination.

Even though the ESOP will be terminated shortly before the effective time of the Merger, OmniAmerican will make an allocation for 2014, based on a short plan year (beginning on January 1, 2014, and ending on the date the ESOP is terminated). You will be eligible to participate in this allocation in accordance with the terms of the ESOP.

How much is your ESOP worth? How is the share price determined?
Both OmniAmerican and Southside are publicly traded companies with their shares listed on the NASDAQ Global Select Market. OmniAmerican is listed as “OABC,” and Southside is listed as “SBSI.” This means that each company’s shares are available from a broker, the stock is listed in the financial pages of the newspaper, and there is an established “market price” for each company’s shares.

Will the ESOP receive anything in connection with the Merger?
Each share of OmniAmerican common stock held by the ESOP will be converted into the right to receive (i) $13.125 in cash and (ii) 0.4459 of a share of Southside common stock, subject to certain adjustments, and cash in lieu of any fractional shares. After the outstanding ESOP loan has been repaid from the Merger proceeds attributable to the unallocated shares of OmniAmerican common stock held by the ESOP, any remaining amounts available for allocation in the ESOP will be allocated to eligible ESOP participants.

When will you actually receive benefits from the ESOP?
Once OmniAmerican receives IRS approval of the ESOP’s termination, you will be mailed a distribution packet. At that time you can make an election as to how you want your ESOP benefits distributed, subject to the following limitations:

If your balance in the ESOP is greater than $5,000:

•
You may fill out the distribution form and make an election to rollover or take a distribution of your shares/cash in the ESOP. Your shares/cash may be rolled over into the 401(k) plan sponsored by Southside. Please note that Southside’s 401(k) plan does not allow in-service distributions of rollover contributions prior to age 59 ½. This means that if you choose to roll your shares/cash into the 401(k) plan sponsored by Southside, you will not be able to withdraw that contribution before you either reach age 59 ½ or terminate employment.

•	Distribution of your account will be either entirely in cash or in a combination of cash and whole shares of Southside stock, depending on your election on the distribution form.

•	The value of your shares will be the market price of the Southside stock on the date of distribution.

If your balance in the ESOP is between $1,000 and $4,999:

•
You may fill out the distribution form and make an election to rollover or take a distribution of your shares/cash in the ESOP. Your shares/cash may be rolled over into the 401(k) plan sponsored by Southside. Please note that Southside’s 401(k) plan does not allow in-service distributions of rollover contributions prior to age 59 ½. This means that if you choose to roll your shares/cash into the 401(k) plan sponsored by Southside, you will not be able to withdraw that contribution before you either reach age 59 ½ or terminate employment.

•	Distribution of your account will be either entirely in cash or in a combination of cash and whole shares of Southside stock, depending on your election on the distribution form.

•	The value of your shares will be the market price of the Southside stock on the date of distribution.

•
If you do not return your distribution form before the expiration of the time period described in the cover letter accompanying your distribution packet, your account will be converted to cash and automatically rolled over into an IRA selected by the ESOP’s administrative committee.

If your balance in the ESOP is less than $1,000:

•
You may fill out the distribution form and make an election to rollover or take a distribution of your account balance in the ESOP. Your shares/cash may be rolled over into the 401(k) plan sponsored by Southside. Please note that Southside’s 401(k) plan does not allow in-service distributions of rollover contributions prior to age 59 ½. This means that if you choose to roll your shares/cash into the 401(k) plan sponsored by Southside, you will not be able to withdraw that contribution before you either reach age 59 ½ or terminate employment.

•	Distribution of your account will be either entirely in cash or in a combination of cash and whole shares of Southside stock, depending on your election on the distribution form.

•	The value of your shares will be the market price of the Southside stock on the date of distribution.

•
If you do not return your distribution form before the expiration of the time period described in the cover letter accompanying your distribution packet, your account will be converted to cash and automatically distributed to you in a single lump sum cash payment, minus applicable taxes.

If I request a portion of my distribution in shares instead of cash, when can I sell my shares in the future?
When you return your distribution form, you may elect to receive part of your ESOP balance in shares of Southside stock. Subject to any limitations under federal or state securities laws, the securities exchange on which such shares are listed or any applicable insider trading policy, such publicly traded shares may be freely sold at any time.

When will my ESOP account be distributed?
Your ESOP account will be distributed as soon as administratively feasible after OmniAmerican receives the IRS’s approval of the ESOP termination. It could take the IRS up to a year or more to approve the ESOP termination. Once the IRS approves the ESOP’s termination, you will be provided a separate distribution packet.

Where can I find information about my ESOP account?
You can see your ESOP account online at www.principal.com

Who can I contact if I have questions about the ESOP termination and my distribution options?

Please call Gina Heppel, Vice President Benefits Manager, at (817) 367-4645 or email her at Gina.Heppel@omniamerican.com.

You are advised to consult with your own tax advisor regarding the tax consequences of a distribution from the ESOP. OmniAmerican makes no representation, guarantee or other undertaking regarding the tax consequences to you of your receipt of a distribution from the ESOP.

Forward-Looking Statements

Certain statements of other than historical fact that are contained in this document and in other written materials, press releases, and oral statements issued by or on behalf of Southside or OmniAmerican may be considered to be “forward-looking statements” within the meaning of and subject to the protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. These statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “appear,” “believe,” “could,” “should,” “may,” “likely,” “intend,” “probability,” “risk,” “target,” “objective,” “plans,” “potential,” and similar expressions. Forward-looking statements are statements with respect to Southside’s or OmniAmerican’s beliefs, plans, expectations, objectives, goals, anticipations, assumptions, estimates, intentions, and future performance and are subject to significant known and unknown risks and uncertainties, which could cause Southside’s or OmniAmerican’s actual results, respectively, to differ materially from the results discussed in the forward-looking statements. For example, statements about the proposed merger involving Southside and OmniAmerican, including future financial and operating results, Southside’s and OmniAmerican’s plans, objectives, expectations, and intentions, the expected timing of completion of the merger, and other statements are not historical facts. Among the key factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following: (i) the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; (ii) the risk that a condition to the closing of the merger may not be satisfied; (iii) the timing to consummate the proposed merger; (iv) the risk that the businesses will not be integrated successfully; (v) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vi) disruption from the transaction making it more difficult to maintain relationships with customers, employees, or vendors; (vii) the diversion of management time on merger-related issues; and (viii) liquidity risk affecting Southside’s and OmniAmerican’s abilities to meet its obligations when they come due.

Additional information concerning Southside and OmniAmerican and their respective businesses, including additional factors that could materially affect their respective financial results, is included in each of Southside’s and OmniAmerican’s Annual Report on Form 10-K for the year ended December 31, 2013 under “Business” and Item 1A. “Risk Factors,” and in Southside’s and OmniAmerican’s other filings with the Securities and Exchange Commission (the “SEC”). Except as required by law, each of Southside and OmniAmerican disclaims any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information About the Proposed Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Southside and OmniAmerican, on September 5, 2014, Southside filed with the SEC a joint proxy statement/prospectus of Southside and OmniAmerican which also constitutes a definitive prospectus for Southside. Southside and OmniAmerican delivered the definitive joint proxy statement/prospectus to their respective shareholders or stockholders on or about September 11, 2014. On September 16, 2014, each of Southside and OmniAmerican filed a Current Report on Form 8-K, which also constitutes additional definitive proxy statement materials for OmniAmerican and a definitive prospectus for Southside, that contained supplemental proxy statement materials. SOUTHSIDE AND OMNIAMERICAN URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from (i) Southside’s website (www.southside.com) under the tab “Investor Relations,” and then under the tab “Documents”; (ii) Southside upon written request to Corporate Secretary, P.O. Box 8444, Tyler, Texas 75711; (iii) OmniAmerican’s website (www.omniamerican.com) under the tab “Investor Relations,” and then under the tab “SEC Filings”; or (iv) OmniAmerican upon written request to Keishi High at 1320 South University Drive, Suite 900, Fort Worth, Texas 76107.